March 6, 2014

VIA EDGAR

Ms. Deborah O’Neal-Johnson

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	The Oberweis Funds Post-Effective Amendment
(File Nos. 33-9093 and 811-4854)

Dear Ms. O’Neal-Johnson:

On behalf of The Oberweis Funds (the “Trust”), this letter is in response to the comments you provided on February 6, 2014 during our telephone conference regarding the post-effective amendment filing of the Trust made on December 23, 2013.

Prospectus

1.         Fees and Expenses of the Fund

a.         Comment:  Revise the Redemption Fee and Exchange Fee line items so that each phrase and parenthetical are combined.

Response:  The line items have been revised to read as follows: “Redemption Fee as a percentage of amount redeemed within 90 calendar days of purchase” and “Exchange Fee as a percentage of amount exchanged within 90 calendar days of purchase.”

b.        Comment:  If the adviser can recoup amounts previously reimbursed, disclose the terms and conditions of such arrangement.

Response:  The following sentence has been added to the end of footnote 2: The adviser may recoup the amount of any expenses reimbursed during the term of the contract if the recoupment does not cause the Fund’s expenses to exceed the expense limitation.

Ms. Deborah O’Neal-Johnson

March 6, 2014

c.        Comment:  Confirm that the Example only reflects the expense cap arrangement for the term of the contract.

Response:  The Trust so confirms.

2.        Principal Risks

Comment:  Portfolio turnover is included as a principal risk on page 5 but it is not included as a principal investment strategy.

Response:  The following sentence has been added to the discussion of the Fund’s principal investment strategies: OAM may actively trade the Fund’s portfolio, and as a result, the Fund’s portfolio turnover rate may be high.

3.        Tax Information

Comment:  Add the following to the end of the sentence: “which may be taxable upon withdrawal.”

Response:  The sentence has been revised accordingly.

4.        Investment Objective of the Fund

Comment:  If the investment objective is not fundamental, disclose this fact and any policy to notify shareholders of a change. If the investment objective is fundamental, no disclosure change is required.

Response:  The Fund’s investment objective is fundamental. Accordingly, no change has been made in response to this comment.

5.        Principal Risks of Investing in the Fund

Comment:  On page 7, in the second paragraph, revise the first sentence so that the phrase after “objective” mirrors the Fund’s investment objective.

Response:  The sentence has been revised accordingly.

6.        Other Investment Policies and Risks

Comment:  In the paragraph entitled “Temporary Defensive Investments,” revise the circumstances under which the Fund may invest defensively and the effect of doing so to more closely mirror the item in Form N-1A.

Ms. Deborah O’Neal-Johnson

March 6, 2014

Response:  The first two sentences of the paragraph have been revised to read as follows: To respond to adverse market, political or other conditions, the Fund’s cash or other similar investments may increase from time to time. When OAM temporarily increases the Fund’s cash position, the Fund may not achieve its investment objective.

SAI

7.        Investment Strategies and Risks

Comment:  Confirm that, if the Fund engages in short sales, any interest earned or dividend expense will be included in the Fund’s expense table.

Response:  The Trust so confirms.

8.        Management of the Trust

Comment:  With respect to the Trustees and Officers tables, add to the end of the “Other Directorships” column heading “During Past Five Years.”

Response:  The column heading has been revised accordingly.

*            *             *

Please call me at (312) 609-7616 if you have any questions.

Very truly yours,

/s/ Renee M. Hardt

Renee M. Hardt

RMH/ser

cc:	Patrick B. Joyce
James A. Arpaia